Contact

tim.pettee@hoyacapital.com

www.linkedin.com/in/tim-
pettee-6b620b12 (LinkedIn)

Top Skills

Asset Allocation

Portfolio Management

Compensation

Tim Pettee

Advisory Trustee with Victory Funds and Portfolios

New York City Metropolitan Area

Experience

Victory Funds and Portfolios
Advisory Trustee
January 2023 - Present (6 months)

Pettee Investors, Inc.
Chief Investment Officer
February 2022 - Present (1 year 5 months)
Norwalk, Connecticut, United States

Pettee Investors Inc is an independent, SEC registered investment advisor
focusing on long-term investment management for high net worth and
institutional clients..

Pettee Investors Inc. subsidiary Hoya Capital Real Estate, LLC is an SEC-
Registered Investment Advisor. Hoya Capital Real Estate advises ETFs and
individual accounts by investing in portfolios of publicly traded commercial and
residential real estate companies.

SUNAMERICA ASSET MANAGEMENT CORP
Chief Investment Officer
May 2018 - July 2021 (3 years 3 months)
Jersey CIty, NJ

SunAmerica Asset Management LLC
18 years

Chief Investment Strategist and Lead Portfolio Manager - Rules Based
Funds
2013 - July 2021 (8 years)
Jersey City, NJ

Chief Investment Officer
2003 - 2013 (10 years)
Jersey City, NJ

Schroders Investment Management
Global Director of Research
2000 - 2002 (2 years)

U S Trust Company
Director of Research
1998 - 2000 (2 years)

Alliance Capital Management
Analyst/Portfolio Manager
1990 - 1998 (8 years)

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Education

Boston University
B. A., Economics · (1977 - 1980)